May 24, 2019

Mark Okerstrom
Chief Executive Officer
Expedia Group, Inc.
333 108th Avenue NE
Bellevue, WA 98004

       Re: Expedia Group, Inc.
           Registration Statement on Form S-4
           Filed May 1, 2019
           File No. 333-231164

Dear Mr. Okerstrom:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed May 1, 2019

General

1. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to the transaction, including any reliance on the exceptions to the rule's applicability. In this regard, we note that cash will be paid in lieu of any fractional shares of Expedia Group common stock. Specifically address that the exception in Rule 13e-3(g)(2) requires that security holders be offered or receive only an equity security. Please also address: (i) the number of Liberty Expedia Holdings, Inc. security holders who, giving effect to the exchange ratio, would be subject to cash disposition of fractional interests; and (ii) the estimated amount of cash payable to dispose of the fractional interests; and the (iii) the number of Liberty Expedia security holders, if any, who would be effectively cashed out after giving effect to the cash disposition of fractional interests. Refer to Question and
 Mark Okerstrom
Expedia Group, Inc.
May 24, 2019
Page 2
         Answer 11 in Exchange Act Release No. 34-17719 (April 13, 1981), which addresses only a scenario where security holders are offered an election to receive cash.
Comparison of Stockholder Rights
Exclusive Forum Provision, page 127

2. We note that your forum selection provision identifies a state court located within the
         State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, state that there is uncertainty as to whether a court would enforce the provision. If the provision applies to Securities Act claims, also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
3. Please clarify the state court selected in your exclusive forum provision. In this regard, we note that your bylaws reference "a state court located within the State of Delaware"
         but your disclosure references the Court of Chancery of the State of Delaware.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Nolan McWilliams at 202-551-3217 with any other questions.



FirstName LastNameMark Okerstrom                                Sincerely,
Comapany NameExpedia Group, Inc.
                                                                Division of
Corporation Finance
May 24, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName